[American Dental Partners, Inc. Letterhead]

July 30, 2009

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:	Letter of Comment dated July 27, 2009

American Dental Partners, Inc. (the “Company”)

Form S-3, Amendment No. 1, filed July 21, 2009

File No.: 333-160157

Form 10-Q for the Period Ended March 31, 2009

File No. 0-23363

Dear Mr. Reynolds:

We have received your letter dated July 27, 2009 regarding the Company’s Form S-3 registration statement (File No. 333-160157) and Form 10-Q for the period ended March 31, 2009. Our response contained in this letter is filed via EDGAR under the form type label CORRESP. For ease of reference, we have set forth each of the comments from your letter, followed by our response to such comment. We have also filed Amendment No. 2 to the Form S-3 registration statement to incorporate by reference the Form 10-Q/A for the period ended March 31, 2009, with an updated consent from our auditors. The Amendment No. 2 has been marked to show changes from Amendment No. 1.

Form S-3

Form 10-Q for the Period Ended March 31, 2009

1.	We note the company’s response to prior comment three in which you undertake to revise future periodic reports. Please also amend the Form 10-Q for March 31, 2009 to provide the proposed disclosure, as requested by that comment.

In accordance with the staff’s comment, we have filed with the Commission Form 10-Q/A for the period ended March 31, 2009 to include the proposed disclosure contained in our response letter to you dated July 21, 2009. Please see pages 7 and 26 of the Form 10-Q/A for the amended disclosure. We have also filed currently dated certifications with the Form 10-Q/A. The Form 10-Q/A has been marked to show changes from the original filing of the Form 10-Q on May 11, 2009.

Please do not hesitate to contact me with any questions you may have upon review of this response.

Sincerely,

/s/ GREGORY A. SERRAO
Gregory A. Serrao
President